Filed pursuant to Rule 424(b)(3)

Registration No. 333-113841

Prospectus Supplement

(To Prospectus Dated September 24, 2004)

$150,000,000

Millennium Chemicals Inc.

4% Convertible Senior Debentures

Unconditionally Guaranteed by Millennium America Inc.

This document supplements the prospectus dated September 24, 2004 relating to the $150,000,000 aggregate principal amount of our 4% convertible senior debentures due November 15, 2023 and the shares of common stock issuable upon conversion of the debentures. The information in this supplement (1) replaces and supersedes the information set forth under the headings “Description of Capital Stock” and “Selling Security Holders” and (2) updates the information set forth under the heading “Description of Debentures,” in the prospectus dated September 24, 2004 and all other prior supplements to that prospectus, if any.

On November 30, 2004, we became a 100 percent owned subsidiary of Lyondell Chemical Company pursuant to the Agreement and Plan of Merger between Lyondell Chemical Company, us and our 100 percent owned subsidiary providing for a stock-for-stock business combination between Millennium and Lyondell (the “transaction”). The transaction closed effective as of 11:59 p.m. on Tuesday, November 30, 2004. In the transaction, each share of our common stock was converted into the right to receive shares of the common stock, par value $1.00 per share, of Lyondell and our debentures became convertible into shares of Lyondell common stock instead of shares of our common stock. The conversion price will be adjusted upon the occurrence of specified events as set forth in the indenture that governs the terms of the debentures. The debentures continue to be our obligation.

We are in the process of delisting our shares of common stock from the New York Stock Exchange. At the close of business on November 30, 2004, trading of our shares of common stock on the New York Stock Exchange was suspended. Lyondell’s common stock is listed on the New York Stock Exchange under the symbol “LYO.” On December 1, 2004, the closing price for Lyondell common stock on the New York Stock Exchange was $29.08 per share.

This investment involves risks. See “Risk Factors” beginning on page 6 of the prospectus dated September 24, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 2, 2004.

THE TRANSACTION

On March 28, 2004, we entered into an Agreement and Plan of Merger with Lyondell and a 100 percent owned subsidiary of ours providing for a stock-for-stock business combination between Lyondell and Millennium. To implement the transaction, which closed effective as of 11:59 p.m. on November 30, 2004, the 100 percent owned subsidiary merged with and into Millennium (the “merger”), with Millennium as the surviving entity. As consideration for the transaction, our common stock was converted into the right to receive shares of Lyondell common stock, par value $1.00 per share, and the share of our preferred stock issued to Lyondell immediately before the transaction was converted into our common stock. As a result, we became a 100 percent owned subsidiary of Lyondell.

ABOUT LYONDELL CHEMICAL COMPANY

Lyondell is a leading producer of: propylene oxide (PO); PO derivatives including propylene glycol, propylene glycol ethers and butanediol; and styrene monomer and methyl tertiary butyl ether as co-products of PO production. In addition,

•	through its ownership of Equistar, Lyondell is also one of the largest producers of ethylene, propylene and polyethylene in North America and a leading producer of ethylene oxide, ethylene glycol, high value added specialty polymers and polymeric powder;

•	through its ownership of Millennium, Lyondell is also the second-largest producer of titanium dioxide (TiO2) in the world, the largest merchant seller of titanium tetrachloride and a producer of silica gel and cadmium-based pigments. Lyondell is also the second largest producer of acetic acid and vinyl acetate monomer in North America, and a leading producer of terpene based fragrance and flavor chemicals; and

•	Lyondell owns a 58.75% interest in LYONDELL-CITGO Refining LP, referred to in this document as LCR. Lyondell believes, based on its experience in the industry, that LCR is one of the largest refiners in the U.S. processing extra heavy Venezuelan crude oil to produce gasoline, low sulfur diesel and jet fuel.

Lyondell is a Delaware corporation with principal executive offices located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone: (713) 652-7200).

Lyondell files annual, quarterly and current reports, proxy statements and other information with the SEC. Lyondell’s SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. Lyondell’s SEC filings are also available free of charge from its web site at www.lyondell.com. Information contained on Lyondell’s web site or any other web site is not incorporated into this prospectus supplement and does not constitute a part of this prospectus supplement.

DESCRIPTION OF DEBENTURES

We issued the debentures under an indenture, dated as of November 25, 2003, between us, Millennium America and The Bank of New York, as trustee, which, as supplemented or amended, we refer to in this prospectus supplement as the indenture. You may request a copy of the indenture (including any supplement or amendment) from the trustee.

As described elsewhere in this prospectus supplement, effective as of 11:59 p.m. on November 30, 2004, the effective time of the merger of our 100 percent owned subsidiary with and into us, we became a 100 percent owned subsidiary of Lyondell. Prior to the merger, each $1,000 principal amount of the debentures was convertible into shares of our common stock at a conversion rate of 73.3568 (equivalent to an initial conversion price of approximately $13.63 per share of our common stock based on the issue price per debenture). The indenture provides that in the event of a merger, the debentures will be convertible into the kind and amount of shares of stock, other securities or other property or assets (including cash) receivable upon such merger by a holder of a number of shares of our common stock issuable upon conversion of the debentures immediately before the merger. As consideration for the merger, our shareholders received 0.95 of a share of Lyondell common stock for each share of our common stock. Accordingly, as of the effective time of the merger, each $1,000 principal amount of the debentures is convertible into shares of Lyondell common stock at a conversion rate of 69.6890 (equivalent to a conversion price of approximately $14.35 per share of Lyondell common stock). On November 30, 2004, Lyondell executed a supplemental indenture, but only for the purpose of confirming its obligation to issue its common stock upon the conversion of debentures as set forth therein. The debentures continue to be our obligation, and Lyondell neither has nor assumes any obligations for payment of principal of, or interest or premium on, the debentures, any obligations as guarantor thereof or any other obligations under the indenture.

In addition, the supplemental indenture amends provisions that previously provided for adjustments to the conversion rate in the event of payment of cash dividends, stock splits, mergers and other events affecting our common stock. As amended, these provisions now provide for adjustments to the conversion rate in the event of payment of cash dividends, stock splits, mergers and other events of Lyondell affecting Lyondell common stock. Accordingly,

•	all references to “common stock” in the section of the prospectus dated September 24, 2004 entitled “Description of Debentures” should now be read to mean “Lyondell common stock” unless otherwise indicated by the context; and

•	references to “Millennium Chemicals,” the “Company,” “we,” “our” or “us” in the subsections of the prospectus dated September 24, 2004 entitled “Description of Debentures—Conversion upon Specified Corporate Transactions” and
“—Conversion Rate Adjustments” shall now be read to mean “Lyondell” to the extent that they shall now provide for adjustments to the conversion rate in the event of payment of cash dividends, stock splits, mergers and other events affecting Lyondell common stock, unless otherwise indicated by the context.

You may convert your debentures into shares of Lyondell common stock only in the following circumstances, which are described in more detail in the prospectus dated September 24, 2004, and to the following extent:

•	in whole or in part, upon satisfaction of a market price condition for Lyondell common stock;

•	if any of your debentures are called for redemption, those debentures that have been so called;

•	in whole or in part, upon the occurrence of specified corporate transactions by Lyondell;

•	in whole or in part, upon satisfaction of a trading price condition of the debentures; and

•	in whole or in part, upon the occurrence of certain reductions in credit ratings of the debentures.

The Description of Debentures in the prospectus dated September 24, 2004, as supplemented by this prospectus supplement, is a summary of selected provisions of the debentures and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all of the provisions of the debentures and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of debenture are referred to, these provisions or defined terms are incorporated in this prospectus supplement by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the debentures.

DESCRIPTION OF CAPITAL STOCK

As described elsewhere in this prospectus supplement, effective as of 11:59 p.m. on November 30, 2004, we became a 100 percent owned subsidiary of Lyondell, and each $1,000 principal amount of our debentures became convertible into shares of Lyondell common stock instead of shares of our common stock, with appropriate adjustments to the conversion ratio to reflect the consideration for the transaction. Lyondell’s common stock (including the related rights to purchase Lyondell common stock) is described in Lyondell’s current report on Form 8-K filed with the SEC on October 22, 2002, as amended by Lyondell’s current report on Form 8-K filed with the SEC on December 1, 2004, and as such may be further amended from time to time.

SELLING SECURITY HOLDERS

We originally sold the debentures to J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Lyonnais Securities (USA) Inc., SG Cowen Securities Corporation and Daiwa Securities SMBC Europe Limited (which we refer to as the initial purchasers in this prospectus supplement) in private placements in November 2003 and December 2003. The debentures were immediately resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act. Selling security holders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell the debentures and the common stock into which the debentures are convertible pursuant to this prospectus or any applicable supplement or amendment to this prospectus.

On November 30, 2004, we became a 100 percent owned subsidiary of Lyondell pursuant to the Agreement and Plan of Merger between Lyondell, us and our 100 percent owned subsidiary providing for a stock-for-stock business combination transaction between Millennium and Lyondell. The transaction closed effective as of 11:59 p.m. on Tuesday, November 30, 2004. In the transaction, each share of our common stock was converted into the right to receive 0.95 of a share of Lyondell common stock, and our debentures became convertible into shares of Lyondell common stock instead of shares of our common stock at a conversion price of approximately $14.35 per share. This conversion price will be adjusted upon the occurrence of specified events as set forth in the indenture that governs the terms of the debentures.

Upon conversion, shares of Lyondell common stock will be issued to converting holders under a registration statement of Lyondell after it has been declared effective by the SEC. The following table sets forth certain information concerning the principal amount of debentures beneficially owned and the number of shares of Lyondell common stock issuable on conversion of those debentures that may be offered from time to time under this prospectus by the selling security holders named in the table. We prepared this table based on the information supplied to us by the selling security holders named in the table and we have not sought to verify such information. This table only reflects information regarding selling security holders who have provided us with such information. We expect that we will update this table as we receive more information from holders of the debentures who have not yet provided us with their information. To be included in the table below, selling security holders must complete and submit a Notice and Questionnaire to us. The footnotes to the table identify each selling security holder that is a registered broker-dealer. Each such selling security holder acquired its debentures for investment purposes, and not as compensation for underwriting activities. Each of these selling security holders will be considered to be an underwriter, within the meaning of the Securities Act, with respect to any securities that it sells pursuant to this prospectus. The footnotes to the table also identify each selling security holder that is an affiliate of a registered broker-dealer. Each of these selling security holders (1) purchased its debentures in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

The number of shares of Lyondell common stock issuable on conversion of the debentures shown in the table below assumes conversion of the full amount of debentures held by each selling security holder at a conversion rate of 69.6890 shares per $1,000 principal amount of debentures. This conversion rate is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. The percentages of common stock beneficially owned and being offered are based on the number of shares of Lyondell common stock that were outstanding as of November 29, 2004, plus the approximately 62,831,875 shares of common stock Lyondell issued to our shareholders on November 30, 2004. Because the selling security holders may offer all or some portion of the debentures or the shares of common stock issuable on conversion of the debentures pursuant to this prospectus, we have assumed for purposes of the table below that the selling security holders will sell all of the debentures offered by this prospectus pursuant to this prospectus. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information to us regarding their holdings. As of November 29, 2004, (1) we had $150,000,000 in principal amount of the debentures outstanding, and (2) Lyondell had 179,844,884 shares of its common stock outstanding, which includes 38,302,364 shares of its Series B common stock.

The total principal amount of debentures and shares of common stock issuable upon conversion of debentures listed in the table may be more than $150,000,000 and 10,453,350 shares, respectively, because certain of the selling security holders may have sold, transferred or otherwise disposed of all or a portion of their debentures in transactions exempt from the registration requirements of the Securities Act since the date on which they provided information regarding their debentures for inclusion in this table. The purchasers of such debentures may have thereafter provided information to us indicating their ownership of debentures that may already be represented in the table below. In no case will the maximum principal amount of debentures that may be sold under this prospectus and the corresponding shares of Lyondell common stock to be issued upon conversion thereof exceed $150,000,000 and 10,453,350 shares, respectively.

Based on information provided by the selling security holders, none of the selling security holders has held any position or office or has had any material relationship with us within the past three years except as described below.

Name	Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding	Shares of Lyondell Common Stock Beneficially Owned Before the Offering (1)	Conversion Shares of Lyondell Common Stock Offered (2)	Percentage of Lyondell Common Stock Outstanding (3)
Alexian Brothers Medical Center	$135,000	*	0	9,408	*
Allstate Insurance Company(4)	$750,000	*	76,400	52,266	*
Aloha Airlines Non-Pilots Pension Trust	$65,000	*	0	4,529	*
Aloha Pilots Retirement Trust	$30,000	*	0	2,090	*
C & H Sugar Company Inc	$70,000	*	0	4,878	*
Hawaiian Airlines Employees Pension Plan-IAM	$20,000	*	0	1,393	*
Hawaiian Airlines Pension Plan for Salaried Employees	$3,000	*	0	209	*
Hawaiian Airlines Pilots Retirement Plan	$55,000	*	0	3,832	*
LDG Limited	$328,000	*	0	22,857	*
McMahan Securities Co. L.P.(5)	$300,000	*	0	20,906	*
State of Oregon/SAIF Corporation	$1,517,000	1.0%	0	105,718	*
Sterling Invest Co	$1,250,000	*	0	87,111	*
US Bank FBO Benedictine Health Systems	$105,000	*	0	7,317	*

*	Less than one percent.

(1)	Figures in this column do not include the shares of Lyondell common stock issuable on conversion of the debentures listed in the column to the right.

(2)	Figures in this column represent the number of shares of Lyondell common stock issuable on conversion of all of the debentures owned by the security holders based on the conversion rate of 69.6890 shares per $1,000 principal amount of debentures. This conversion rate is subject to adjustment as described under “Description of Debentures” in the prospectus dated September 24, 2004, as supplemented by this prospectus supplement. Accordingly, the number of shares of Lyondell common stock issuable upon conversion of the debentures may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the debentures. Cash will be paid instead of fractional shares, if any.

(3)	Calculated pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, using shares of Lyondell common stock outstanding as of November 29, 2004, which includes 38,302,364 shares of Series B common stock, plus the approximately 62,831,875 shares Lyondell issued to our shareholders on November 30, 2004 pursuant to the Agreement and Plan of Merger dated March 28, 2004 between Lyondell, us and our 100 percent owned subsidiary.

(4)	Allstate Insurance Company informed us that as of November 23, 2004 it is an affiliate of a broker-dealer registered pursuant to Section 15 of the Exchange Act. Allstate Insurance Company also informed us that as of November 23, 2004 it beneficially owns 46,800 shares of our common stock. In addition, Allstate New Jersey Insurance Company, an indirect subsidiary of Allstate Insurance Company, informed us that as of November 23, 2004 it beneficially owns 3,700 shares of our common stock. Allstate Retirement Plan and Agents Pension Plan are qualified ERISA plans maintained for the benefit of certain employees and agents of Allstate Insurance Company. Allstate Retirement Plan informed us that as of November 23, 2004 it beneficially owns 20,800 shares of our common stock, and Agents Pension Plan informed us that as of November 23, 2004 it beneficially owns 5,100 shares of our common stock. BNY Midwest Trust Company, as Trustee for such plans, holds title to all plan investments. Allstate has informed us that it disclaims any interest in securities held in such trusts, although the Investment Committee for such plans consists of Allstate Insurance Company officers.

(5)	McMahan Securities Co. L.P. informed us that as of November 17, 2004 it is a broker-dealer registered pursuant to Section 15 of the Exchange Act.